U.S. SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C.  20549

                            FORM 12B-25


                   NOTIFICATION OF LATE FILING                  SEC FILE NUMBER
                                                                    0-26836

                                                                 CUSIP NUMBER
                                                                  97652H 10 9

[X]  Form 10-K and Form 10-KSB   [ ] Form 11-K  [ ] Form 10-Q and Form 10-QSB
[ ]  Form N-SAR

For Period Ended:  DECEMBER 31, 1998
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 [ ] Transition Report on Form 10-K
 [ ] Transition Report on Form 20-F
 [ ] Transition Report on Form 11-K
 [ ] Transition Report on Form 10-Q
 [ ] Transition Report on Form N-SAR

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     If the notification  relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION
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Full Name of Registrant:

          Wireless One, Inc.

Address of Principal Executive Office (Street and Number):

          2506 Lakeland Drive, Jackson, Mississippi 39208
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     City, State and Zip Code



PART II - RULES 12B-25(B) AND (C)
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If the subject report could  not  be  filed  without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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PART III - NARRATIVE
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State below in reasonable detail the reasons why the Form 10-K and Form 10-
KSB, 20-F, 11-K 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     On February 11, 1999, the Registrant commenced a voluntary proceeding under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"), and on March 15, 1999 filed the Debtor's Plan of Reorganization (the "Plan") and a proposed disclosure statement (the "Disclosure Statement") with the Bankruptcy Court.

     The Registrant has continued to operate its business as a debtor in possession in a manner intended to minimize the impact of the bankruptcy case on the Company's day-to-day operations; however, the Registrant substantially reduced its number of employees during 1998 and the first quarter of 1999, including in its accounting and financial reporting departments, and has suffered additional staff losses in these departments since commencement of its bankruptcy proceedings. Because of these staff reductions and the substantial burden placed on its legal, accounting and financial reporting departments by the bankruptcy proceedings and the events leading up to such proceedings, including preparation of the Plan and the Disclosure Statement, the Registrant will need additional time to complete its Form 10-K report. The Registrant will file its complete Form 10-K report within the period prescribed by Rule 12b-25(b).


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PART IV - OTHER INFORMATION
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     (1)  Name and telephone number of person to  contact in regard to this notification:

     THOMAS G. NOULLES                       601               933-6707
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          (Name)                        (Area Code)       (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                 [X] Yes   [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                 [X] Yes   [ ] No

     If  so:   attach  an  explanation  of  the  anticipated  change,  both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Registrant commenced a voluntary proceeding under Chapter 11 of the Bankruptcy Code on February 11, 1999. The Registrant expects to report a loss of approximately $ 118 million for fiscal 1998 as compared to a loss of $89.1 million for fiscal 1997. The Registrant will need additional time to fully evaluate the change in results of operations.



                        WIRELESS ONE, INC.
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           (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:      MARCH  31, 1999            By:  /S/ THOMAS G. NOULLES
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                                               Thomas G. Noulles
                                               Senior Vice President
                                               and General Counsel